UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

KINGS ROAD ENTERTAINMENT, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
496162 20 7
(CUSIP Number)
Rose-Marie Couture Rosenheimerstr. 8 D-81669 Munich Germany +49 89 4411 8484
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 12, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 496162 20 7
(1)	Names of reporting persons. Rose-Marie Couture I.R.S. Identification Nos. of above persons (entities only)
(2)	Check the appropriate box if a member of a group (see instructions)		(a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or place of organization. Canada
Number of Shares Bene- ficially Owned by Each Reporting Person With	(7)	Sole Voting Power	2,980,000
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	2,980,000
	(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,980,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
(13)	Percent of Class Represented by Amount in Row (11)		9.51%
(14)	Type of Reporting Person (See Instructions)		IN

Item 1. Security and Issuer

This statement relates to common stock of Kings Road Entertainment, Inc. (“Kings Road”).  The principal executive offices of Kings Road are located at 468 North Camden Drive, Beverly Hills, California  90210.

Item 2. Identity and Background

(a)	Rose-Marie Couture

(b)	Rosenheimer Str. 8
D-81669 Munich, Germany

(c)	Mrs. Couture is a film producer working for Kings Road Entertainment Europe GmbH, a 100% subsidiary of Kings Road, which is located at Rosenheimer Str. 8, D-81669 Munich, Germany.

(d)	Mrs. Couture has not, during the last five years, been convicted in a criminal proceeding.

(e)
Mrs. Couture has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f)	Germany

Item 3. Source and Amount of Funds or Other Consideration

Kings Road awarded shares to Mrs. Couture as compensation for unpaid work on film productions and general consulting services provided to Kings Road management and its European subsidiary.

Item 4. Purpose of Transaction

The acquisition of securities described herein was for long-term investment purposes.  Mrs. Couture does not have any plans or proposals which relate or would result in (a) – (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a)	Mrs. Couture beneficially owns 2,980,000 shares of Kings Road common stock, which is 9.51% of the outstanding common stock of Kings Road.

(b)	Mrs. Couture has the sole power to vote and dispose of 2,980,000 shares of Kings Road common stock.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2010
/s/ Rose-Marie Couture Name: Rose-Marie Couture